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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2018
Washington DC
408

SEC FILE NUMBER
8-66313

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PANAMERICAN CAPITAL SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

745 5TH AVENUE, SUITE 1406
(No. and Street)

NEW YORK	NY	10151
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL EBERT (201) 738-9373
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HERTZ HERSON CPA LLP
(Name – *if individual, state last, first, middle name*)

477 MADISON AVE.	NEW YORK	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, DAVID STONE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PANAMERICAN CAPITAL SECURITIES LLC, as of DECEMBER 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGER

Title

Danielle O'Hara

Notary Public

DANIELLE O'HARA
NOTARY PUBLIC-STATE OF NEW YORK
NO. 01OH6183205
QUALIFIED IN NEW YORK COUNTY
MY COMMISSION EXPIRES 03-10-2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT ON

PANAMERICAN CAPITAL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

(AVAILABLE FOR PUBLIC INSPECTION)

TABLE OF CONTENTS

PANAMERICAN CAPITAL SECURITIES, LLC
DECEMBER 31, 2017

HERTZ | HERSON CPA LLP
Certified Public Accountants
SINCE 1931

477 Madison Avenue
New York, NY 10022
212.686.7160

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Panamerican Capital Securities, LLC
745 Fifth Avenue, Suite 1406
New York, NY 10151

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Panamerican Capital Securities, LLC (the "Company") as of December 31, 2017, and the related notes (collectively the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Hertz Herson CPA LLP

We served as the Company's auditor since 2005.

New York, New York
February 27, 2018

PANAMERICAN CAPITAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2017

ASSETS		
Cash	$	13,342
Due from parent		16,250
Prepaid expenses		1,370
TOTAL ASSETS	$	30,962
LIABILITY AND MEMBER'S EQUITY		
Accrued Expenses	$	1,750
TOTAL LIABILITIES		1,750
Member's Equity		29,212
TOTAL LIABILITY AND MEMBER'S EQUITY	$	30,962

2 The accompanying notes are an integral part of the financial statements and should be read in conjunction therewith.

PANAMERICAN CAPITAL SECURITIES, LLC
NOTES TO FINANCIAL STATEMENT
AS AT DECEMBER 31, 2017

Nature of Operations and Capitalization of the Company

Panamerican Capital Securities, LLC (the "Company") was organized on November 6, 2003 in the state of New York as a limited liability company. The Company is wholly-owned by Panamerican Capital Partners, LLC (the "Parent"). The primary business of the Company is that of assisting and counseling in private placements of securities. The Company became a registered broker-dealer effective June 21, 2004 and is subject to regulation by the Securities Exchange Commission ("SEC") and the Financial Industry Regulation Authority, Inc.

Note A - Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from those estimates.

Credit Risk.

In the normal course of business, the Company is exposed to risk of loss from the inability of clients to pay fees owed the Company for services provided. However, the Company mitigates this risk by obtaining engagement letters or agreements for services to be provided. The Company historically has not incurred any losses from its clients' inability to pay fees owed the Company.

Uninsured Cash Balances

The Company maintains cash balances at a financial institution, which is insured by the Federal Deposit Insurance Corporation ("FDIC") for up to $250,000. There were no cash balances in excess of insured amounts as at December 31, 2017.

Note A-Summary of Significant Accounting Policies (Continued)

Subsequent Events

The Company evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The financial statement considered events through February 28, 2018, the date on which the financial statement were available to be issued.

Note B – Finders' Fee Agreements

During 2017 the Company entered into a finders' fee agreement with the Parent, whereby the Company would receive 25% of the fees earned by the Parent for negotiating a collection dispute for a third party. The Company had an outstanding receivable balance related to this agreement as of December 31, 2017, of $31,250, offset by the amount due to the Parent of $15,000, resulting in the net amount due from Parent of $16,250.

Note C - Income Taxes

The Company, as a wholly-owned subsidiary of the Parent, is a single member limited liability company and, as such, under the provisions of the Internal Revenue Code and comparable state and local regulations, is not recognized as a taxable entity and does not pay federal, state or local income taxes on its income. Instead, the Parent reports the Company's transactions on the Parent's income tax returns. Accordingly, no federal, state or local income taxes have been provided.

Note D - Expense Sharing Agreement

The Company has an expense sharing agreement with its Parent for administrative services, which includes payroll, occupancy and other miscellaneous charges.

Note E - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As at December 31, 2017, the Company had net capital, as defined, of $11,592, which was $6,592 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .15 to 1.

Note F - New Accounting Pronouncements

During May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." ASU No. 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. During 2015 and 2016, the FASB also issued ASU No. 2015-14, which defers the effective date of ASU No. 2014-09; ASU No. 2016-08, "Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which clarifies the implementation guidance on principal versus agent considerations in Topic 606; ASU No. 2016-10, "Identifying Performance Obligations and Licensing", which clarifies the identification of performance obligations and the licensing implementation guidance; ASU No. 2016-12, "Narrow-Scope Improvements and Practical Expedients" and ASU No. 2016-20, "Technical Corrections and Improvements to Topic 606". Topic 606 (as amended) is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. While the firm does not believe the application of the guidance requires any material changes to its methodologies, if there were any material changes then any amendments may be applied retrospectively with the cumulative effect recognized as of January 1, 2018, the date of initial adoption.

HH HERTZ | HERSON CPA LLP
Certified Public Accountants
SINCE 1931

477 Madison Avenue
New York, NY 10022
212.686.7160

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Panamerican Capital Securities, LLC
745 Fifth Avenue, Suite 1406
New York, NY 10151

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Panamerican Capital Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Panamerican Capital Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) Panamerican Capital Securities, LLC stated that Panamerican Capital Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Panamerican Capital Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Panamerican Capital Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Hertz Herson CPA LLP

New York, NY
February 27, 2018

PANAMERICAN CAPITAL SECURITIES, LLC
EXEMPTION REPORT
UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS AT DECEMBER 31, 2017

PanAmerican Capital Securities, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15C3-3 (k)(2)(i).
(2) The Company met the identified exemption provisions in 17 C.F.R § 240.15c3-3(k) throughout the most recent fiscal year without exception.

PanAmerican Capital Securities, LLC

I, David Stone, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:_David J.Stone______________________

Title: Manager

Date: February 12, 2018